VERTICAL DATA INC.

1980 Festival Plaza Drive Suite 300

Las Vegas, NV 89135

July 8, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Giugliano, Theresa Brillant, Kate Beukenkamp and Cara Wirth

Re:	Vertical Data Inc.
Registration Statement on Form S-1, as amended
File No. 333-284187

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Wednesday, July 9, 2025
Requested Time: 5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Vertical Data Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on Wednesday, July 9, 2025, or as soon thereafter as possible.

Sincerely,

VERTICAL DATA INC.

By:	/s/ Deven Soni
Name:	Deven Soni
Title:	President and Chief Executive Officer